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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 17, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JVM Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

903 Commerce Drive, Suite 250
(No and Street)

Oak Brook	IL	60523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Lakowski 630-242-1012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 29 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David E Lakowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JVM Securities LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARIS R SMITH
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
January 26, 2021

Signature

Financial and Operations Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Illinois
County of DuPage
Subscribed and sworn to (or affirmed) before me on this 27th day of March, 2019 by David E. Lakowski proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of JVM Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JVM Securities, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the period January 17, 2018 through December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period January 17, 2018 through December 31, 2018, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 27, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

JVM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

Assets		
Cash	$	63,275
Accounts Receivable- Related Parties		120,265
Intangible Assets, net		9,984
Total Assets	**$**	**193,524**
Liabilities and Member's Equity		
Liabilities		
Accounts Payable	$	500
Accounts Payable – Related Parties		36
Accrued Expenses		1,066
Total Liabilities		1,602
Member's Equity		191,922
Total Liabilities and Member's Equity	**$**	**193,524**

The accompanying notes are an integral part of this financial statement

JVM SECURITIES, LLC

STATEMENT OF INCOME

FOR THE PERIOD FROM JANUARY 17, 2018 TO DECEMBER 31, 2018

Revenue		
Fee Income	$	402,048
Total Revenue		402,048
Expenses		
Payroll, payroll taxes, and benefits		242,563
Marketing and advertising		4,277
Administrative		37,747
Insurance		850
Amortization		2,540
Taxes		1,400
Total Expenses		289,377
Net Income		**$ 112,671**

The accompanying notes are an integral part of these financial statement

JVM SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD FROM JANUARY 17, 2018 TO DECEMBER 31, 2018

	Member's Equity
Balance, January 17, 2018	$ 79,251
Net income	112,671
Balance, December 31, 2018	$ 191,922

The accompanying notes are an integral part of these financial statement

JVM SECURITIES, LLC
STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 17, 2018 TO DECEMBER 31, 2018

Cash Flows from Operating Activities		
Net Income (Loss)	$	112,671
Adjustments to reconcile net income to net cash provided by (used in) operations		
Amortization Expense		2,540
Changes in Assets and Liabilities		
Prepaid Expenses		848
Accounts Receivable- Related Parties		(120,265)
Accounts Payable and Accrued Expenses		1,566
Accounts Payable- Related Parties		(2,987)
Net Cash Provided By (Used In) Operating Activities		(5,627)
Cash Flows from Investing Activities		0
Cash Flows from Financing Activities		0
Net Increase/(Decrease) in Cash		(5,627)
Cash Beginning of period,		68,902
Cash End of period,	$	63,275

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:

Interest	None
Income taxes	None

The accompanying notes are an integral part of these financial statement

JVM SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JVM Securities, LLC (the "Company") is a registered-broker dealer incorporated under the laws of the State of Delaware on April 6, 2017, maintaining its principal and only active office in Oak Brook, Illinois. The Company on January 17, 2018 became a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Operations are pursuant to the (k)(2)(i) exemptive provision of the SEC Rule 15c3-3, and the Company does not hold customer funds or securities. The Company's primary business consists of the wholesaling and retailing of private placements, tax shelters, and limited partnerships for which a related entity is the general manager.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company has placed cash with high quality banking institutions and may at time exceed federally insured limits of $250,000. As of December 31, 2018, the Company had cash deposits at one financial institution which did not exceed federally insured limits. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

Revenue Recognition

Fee income is generally recognized on the closing date of the underlying transaction, when the transaction price is fixed or determinable, collection is reasonably assured, and the Company's performance obligations have been completed in accordance with the terms of its client agreement. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue. Transaction-related costs are expensed in the event that client engagements are terminated.

Income Taxes

Under provisions of the Internal Revenue Code and applicable state law, the Company is not directly subject to income taxes. The results of its operations are includable in the tax returns of its Members. Therefore, no provisions for income tax expense have been included in the accompanying financial statements.

The Company follows accounting rules for uncertain tax positions. These rules require financial statement recognition of the impact of the tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. These rules also provide guidance on measurement, recognition, classification, interest and penalties, accounting in interim periods, transition and disclosure requirements for uncertain tax positions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Intangible Assets

The company capitalized its start up costs on January 17, 2018, totaling $12,524. These costs are being amortized over 5 years. Amortization expense for the period was $2,540.

2. RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with JVM Realty Corporation, LLC ("JVM"), an affiliate of the Company and the only sponsor of the offerings dated October 2017. The Company agreed to lease and/or utilize facilities, equipment, personnel, and third-party services from JVM. On September 24, 2018, the agreement was amended. Unless terminated, the agreement shall remain in full effect. During the term, the Company is legally obligated to reimburse JVM for certain costs based upon the Company's pro rata share of these costs, which include rental of facilities, telephone and systems support which totaled $13,759 in the period from January 17, 2018 through December 31, 2018.

The Company also has an expense-sharing agreement with JVM Management, Inc. ("JVMM") an affiliate of the Company. JVMM will provide payroll processing services to the Company under an agreement which shall remain in effect until terminated. The Company is legally obligated to reimburse JVMM for payroll expenses relating to the Company during the term of the agreement. Such expenses totaled $242,564 in the period from January 17, 2018 through December 31, 2018.

2. RELATED PARTY TRANSACTIONS CONTINUED

On January 17, 2018, the Company entered into Placement Agreements (the "PAs") with JVM Realty Apartment Fund 7, LLC ("F7") and JVM Multi-Premier Fund III, LLC ("P3"). These LLCs are related to the ultimate beneficial owner of the Company who is also a managing member of these LLCs. The terms of the PAs appoint the Company as a placement agent for the purpose of the placement of LLC membership interests. Under the PAs with F7 and P3 the Company will receive a commission fee equal to 1.85% of the amounts raised from investors introduced by the Company to F7 and P3. The Company earned commissions totaling $402,048 from the placement of interest in F7 and P3 in the period from January 17, 2108 through December 31, 2018.

It is possible that the terms of the related parties are not the same as those that would result for transactions among wholly unrelated parties.

3. NET CAPITAL

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate daily; however, as of December 31, 2018, the net capital ratio was 0.026 to 1 and the net capital was $61,673 which exceeded the minimum capital by $56,673.

4. SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after the Statement of Financial Condition date through the date that the financial statements were available for issuance. There were no material events or transactions requiring disclosure in the financial statements

5. RECONCILATION OF AUDITED NET CAPITAL TO UNAUDTED FOCUS

There is a difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 61,673
Adjustments		
Members' equity	$ (3,002)	
Non-allowable assets	3,002	
		-
Net capital per audited financial statements		$ 61,673

6. Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of- use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of ASU 2016-02 on its statement of financial condition and on net capital.

In May 2014, the Financial Accounting Standards Board ("FASB") updated the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue and by reducing the number of standards to which an entity must refer. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 had no material impact on the company's financial statements.

JVM SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1

DECEMBER 31, 2018

Total member's equity		$ 191,922
Less: non-allowable assets		
Receivables and other assets	$ (130,249)	
Total non-allowable assets		(130,249)
Net capital		$ 61,673

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (12 1/2% of aggregate indebtedness)	$ 107
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 56,673

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 1,602
Ratio of aggregate indebtedness to net capital	0.26 to 1

There was a difference between net capital computation shown here and the net capital computation shown on the Company's unaudited X-17A-5 report dated December 31, 2018. See Note 5.

See Report of Independent Registered Public Accounting Firm

JVM SECURITIES, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15C3-3

DECEMBER 31, 2018

Not Applicable- The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

JVM SECURITIES, LLC

SCHEDUE III

INFORMATION RELATING TO THE POSSESSION

OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15C3-3

DECEMBER 31, 2018

Not Applicable- The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

See Report of Independent Registered Public Accounting Firm

JVM Securities, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Period January 17, 2018 through December 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of JVM Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) JVM Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which JVM Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) JVM Securities, LLC stated that JVM Securities, LLC met the identified exemption provisions throughout the period January 17, 2018 through December 31, 2018, without exception. JVM Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JVM Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 27, 2019

SEC Mail Processing

MAR 29 2019

Washington, DC

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

JVM

SECURITIES, LLC

903 COMMERCE DRIVE SUITE 250
OAK BROOK IL 60523
T 630.242.1000 F 630.571.1941

Assertions Regarding Exemption Provisions

As the financial and Operations Officer of JVM Securities, LLC I am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the period from January 17,2018 through December 31, 2018.

JVM Securities, LLC

By:

David E. Lakowski
Financial and Operations Officer

SEC Mail Processing

MAR 29 2019

Washington, DC

FINRA
Financial Industry Regulatory Authority

February 26, 2019

David E. Lakowski
Financial and Operations Officer
JVM Securities, LLC
903 Commerce Drive, Suite 250
Oak Brook, IL 60523

RE: JVM Securities, LLC 2018 Annual Audit Report

Dear Mr. Lakowski:

In reply to your letter dated February 26, 2019, please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 31, 2018 pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 30 days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before March 31, 2019 could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Regards,

Ronald Sellers

Ronald Sellers
Principal Regulatory Coordinator

SEC Mail Processing
MAR 29 2019
Washington, DC

cc: SEC District Office
email: chicago@sec.org

cc: Almira Musovic
email: Almira.musovic@finra.org

February 22, 2019

Ronald Sellers
FINRA - District #8
55 West Monroe Street Suite 2600s
Chicago, IL 60603

JVM

JVM REALTY CORPORATION
903 COMMERCE DRIVE SUITE 100
OAK BROOK IL 60523
T 630.242.1000 F 630.571.1941
JVMREALTY.COM

Re: Request for Audit Filing Extension
JVM Securities, LLC
SEC #: 8-70032; CRD#: 290327

Dear Mr. Sellers

Our company has engaged Alvarez & Associates, Inc., Certified Public Accountants, to certify our financial statements for the year ending December 31, 2018. Whenever a new auditor is engaged, additional time is required for the auditor to review a variety of documents relating to everything from the company's formation to its present operating procedures. In addition, please note that we initially engaged an audit firm, Breard & Associates. We were then required to engage a new auditing firm as a result of PCAOB sanctions imposed upon Breard, the new auditor subsequently resigned from the engagement. This resulted in the late engagement of our present auditing firm, Alvarez & Associates, Inc., and a considerable delay in the commencement of the audit process. This was an unexpected outcome that was completely beyond our control. This sequence of events delayed the start of audit procedures and required additional time required for us to prepare the year-end financial statements as required by the SEC. Please note that at no time have there been rules violations or disagreements or disputes with our current or predecessor audit firms.

We believe that there are several factors that have worked concomitantly to delay the progress of the audit including:

- Transition from old to new auditing firm
- The JVM Securities LLC was approved in 2018, therefore this is our initial audit cycle
- Stringent SEC rules regarding client prepared financial statements and independence making the drafting and approval process both time consuming
- PCAOB requirement of a second partner review before issuance of an audit report.

These factors, among others, make it difficult to prepare high quality, reliable financial statements and file an accurate audit report in the limited amount of time we are given. Accordingly, we respectfully request an additional thirty (30) day extension of time to file our report for the year ending December 31, 2018.

We thank you in advance for your favorable determination in this matter. Please send us an acknowledgment of the approved extension at your earliest convenience.

Sincerely,

David E. Lakowski, Financial and Operations Officer

cc: Alvarez & Associates, Inc.

SEC Mail Processing
MAR 29 2019
Washington, DC

INVESTED.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2019

Ronald Sellers
FINRA District #8
55 West Monroe Street, Suite2700
Chicago, IL 60603-0742

Re: Request for Audit Filing Extension
JVM Securities, LLC
SEC#: 8-70032; CRD#: 290327

Dear Mr. Sellers:

We have been engaged to audit the December 31, 2018 financial statements of JVM Securities, LLC. Our experience has been that when a company engages an auditor for the first time, there is a period of transition that is often accompanied with complications and delays as the client and auditor build a working relationship. Even small delays in obtaining information or analyzing documents translate into additional time required by the client to prepare the year-end financial statements, as required by the SEC. In addition, the extra time required to audit the new exemption report and complete a second partner review make it extremely difficult to file the required reports in the limited amount of time in which to complete them.

The above referenced client has requested an extension of time in which to file their annual audit report. A copy of their extension request is enclosed for your reference. We concur with their request and ask that FINRA act favorably upon their application by granting a thirty (30) day extension of time in which to complete the report. Based upon our audit work up to the date of this request, the firm appears to meet the following conditions:

- The firm is in compliance with the net capital requirements under SEA Rule 15c3-1 and the customer protection requirements under SEA Rule 15c3-3;
- There is no indication that any material inadequacies in the accounting system or internal accounting controls exist;
- No significant financial or record-keeping problems are apparent; and
- An unqualified audit opinion is expected to be issued.

We thank you in advance for your consideration of this matter. If you have any questions, please call us at (818) 451-4661.

Please acknowledge receipt of this request and confirm that the extension has been granted by faxing back a reply to the undersigned at (818) 886-1924.

Sincerely,

Vicente M. Alvarez, C.P.A.
Managing Partner

cc: JVM Securities, LLC
K:\Word Perfect Files\Broker Dealer Audits\December 31, 2018\Extensions\Alvarez Extension Letter Template.docx

SEC Mail Processing
MAR 29 2019
Washington, DC